UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2012

OPNET Technologies, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-30931	52-1483235
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

7255 Woodmont Avenue, Bethesda, Maryland		20814
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (240) 497-3000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 28, 2012, the registrant, OPNET Technologies, Inc., a Delaware corporation (“OPNET”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), and Octagon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Riverbed (“Acquisition Sub”). The board of directors of OPNET has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of OPNET and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer (as defined below), the Merger (as defined below) and the transactions contemplated thereby in accordance with the requirements of Delaware law and (iii) resolved to recommend that the stockholders of OPNET accept the Offer and tender their shares to Acquisition Sub pursuant to the Offer (as defined below), and, to the extent required under applicable law, adopt the Merger Agreement.

Pursuant to the Merger Agreement, Acquisition Sub will, on the terms and subject to the conditions thereof, commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001, of OPNET (“OPNET Common Stock”) in exchange for consideration, per share of OPNET Common Stock, comprised of: (i) $36.55, net to the seller in cash (the “Cash Consideration”); and (ii) 0.2774 of a share of Riverbed common stock, par value $0.0001 (the “Stock Consideration” and, together with the Cash Consideration, the “Offer Price”), without interest. Following consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into OPNET with OPNET surviving as a wholly-owned subsidiary of Riverbed (the “Merger”). Upon the Merger being effective, shares of OPNET Common Stock not tendered and accepted pursuant to the Offer (other than shares of OPNET Common Stock owned directly or indirectly by OPNET, Riverbed or Acquisition Sub, or any of their respective subsidiaries, or shares of OPNET Common Stock as to which appraisal rights have been perfected in accordance with applicable law), will be cancelled and converted into the right to receive the Offer Price. Upon consummation of the Merger: (i) OPNET’s outstanding options will be converted into equity awards of Riverbed on substantially equivalent terms; and (ii) OPNET’s outstanding restricted stock and restricted stock units will be assumed by Riverbed and converted into the right to receive the Offer Price on substantially equivalent terms.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including, among others: (i) at least a majority of shares of OPNET Common Stock then outstanding (calculated on a fully-diluted basis) being tendered in the Offer; (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement); (iv) the registration statement for Riverbed’s common stock issuable in connection with the Offer and the Merger being declared effective by the Securities and Exchange Commission (the “SEC”); and (v) the receipt by Riverbed of sufficient proceeds to consummate the Offer.

The Offer will expire at midnight, New York time, on the 20th business day following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the SEC.

In the Merger Agreement, OPNET has granted Acquisition Sub a “top-up” option to purchase OPNET Common Stock equal to the lesser of the: (i) number of shares of OPNET Common Stock that, when added to shares of OPNET Common Stock already purchased by Riverbed or Acquisition Sub pursuant to the Offer, would equal one share more than 90% of outstanding OPNET Common Stock on a fully-diluted basis; or (ii) aggregate number of shares of OPNET Common Stock that OPNET is authorized to issue under its certificate of incorporation that are not issued and outstanding at the time the option is exercised. The aggregate purchase price payable for the shares of OPNET Common Stock being purchased pursuant to the top-up option shall be determined by multiplying the number of such shares by the Offer Price (which, for these purposes, shall be equal to: (a) the Cash Consideration; plus (b) the dollar amount determined by multiplying the Stock Consideration by the average of the closing sale prices of a share of Riverbed common stock as reported on the Nasdaq Global Select Market for each of the 10 consecutive trading days prior to the date on which the top-up option is exercised).

The Merger Agreement contains customary representations and warranties and covenants by the parties, including, among other things, a “no-shop” restriction on the ability of OPNET to solicit third party proposals relating to alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain limited exceptions to permit OPNET’s board of directors to comply with its fiduciary duties. The Merger Agreement also contains customary termination rights for each of Riverbed and OPNET. In addition, if the Merger Agreement is terminated under certain circumstances, OPNET will be required to pay Riverbed a termination fee of $37,500,000. If the Merger Agreement is terminated under other circumstances, Riverbed will be required to pay OPNET a termination fee of $25,000,000.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, on October 28, 2012, Marc Cohen, OPNET’s Chief Executive Officer and Chairman of its Board of Directors, and Alain Cohen, OPNET’s President and Chief Technology Officer and a member of its Board of Directors, each entered into a tender and support agreement (the “Tender and Support Agreements”) with Riverbed and Acquisition Sub, pursuant to which each of them agreed, among other things, to (i) tender all of their shares of OPNET Common Stock in the Offer; (ii) vote their shares of OPNET Common Stock for approval of the Merger; (iii) vote their shares of OPNET Common Stock against any alternative transaction with respect to OPNET, on the terms and subject to the conditions set forth therein; and (iv) vote their shares of OPNET Common Stock against any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer, Merger or other transactions contemplated thereby. Aproximately 7,437,772 shares of OPNET Common Stock (representing approximately 32.6% of the outstanding shares of OPNET Common Stock (on a fully-diluted basis)), are subject to the Tender and Support Agreements. The Tender and Support Agreements terminate in the event the Merger Agreement is terminated.

Additional Information

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference and the form of Tender and Support Agreement, which is attached as Exhibit 2.2 to this report and incorporated herein by reference.

The Merger Agreement and the Tender and Support Agreements, and the foregoing descriptions of each agreement, have been included to provide investors and stockholders with information regarding the terms of each agreement. They are not intended to provide any other factual information about OPNET. The representations, warranties and covenants contained in each agreement were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in each agreement and discussed in the foregoing descriptions, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors are not third-party beneficiaries under the Merger Agreement or the Tender and Support Agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 2.02.	Results of Operations and Financial Condition

On October 29, 2012, OPNET announced its financial results for its second fiscal quarter ended September 30, 2012. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information in Item 2.02 of this Current Report on Form 8-K and the corresponding Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 8.01	Other Events.

On October 29, 2012, OPNET and Riverbed issued a joint press release announcing the execution of the Merger Agreement. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.2 to this Current Report on Form 8-K and is hereby incorporated by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of October 28, 2012, by and among OPNET Technologies, Inc., Riverbed Technology, Inc. and Octagon Acquisition Corp.*

2.2	Form of Tender and Support Agreement, dated October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and certain stockholders of OPNET Technologies, Inc.

99.1	Press Release dated October 29, 2012 regarding financial results of OPNET Technologies, Inc. (1)

99.2	Joint Press Release dated October 29, 2012 of Riverbed Technology, Inc. of OPNET Technologies, Inc.

*	Schedules and certain exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. OPNET agrees to furnish supplementally a copy of such schedules or exhibits, or any section thereof, to the SEC upon request.
(1)	This exhibit relating to Item 2.02 shall be deemed to be furnished, and not filed.

Important Information and Where To Find It

The exchange offer for the outstanding common stock of OPNET referred to in this communication has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. OPNET stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Riverbed will file exchange offer materials with the U.S. Securities and Exchange Commission and OPNET will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Riverbed by mail to Riverbed Technology, Inc., 199 Fremont Street, San Francisco, California, 94105, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by OPNET by mail to OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, Maryland 20814-7900, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Riverbed will be, and certain other persons may be, soliciting OPNET stockholders to tender their shares in the exchange offer. The directors and executive officers of Riverbed and the directors and executive officers of OPNET may be deemed to be participants in Riverbed’s solicitation of OPNET’s stockholders to tender their shares in the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Riverbed and OPNET in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Safe Harbor for Forward-Looking Statements

Statements in this report that relate to future results and events are forward-looking statements based on OPNET’s current expectations regarding the Offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the risk that OPNET may not satisfy one or more closing conditions, including because a material adverse event outside the control of OPNET occurs; that the Merger Agreement may be terminated; the impact of the current economic environment; risks related to OPNET’s ongoing business; and other risks that are described in OPNET’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012, as filed with the Securities and Exchange Commission on June 8, 2012, as updated from time to time in subsequent SEC filings. OPNET undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPNET TECHNOLOGIES, INC.

Date: October 29, 2012	By:	/s/ MEL WESLEY
Mel Wesley
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 28, 2012, by and among OPNET Technologies, Inc., Riverbed Technology, Inc. and Octagon Acquisition Corp.*

2.2	Form of Tender and Support Agreement, dated October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and certain stockholders of OPNET Technologies, Inc.

99.1	Press Release dated October 29, 2012 regarding financial results of OPNET Technologies, Inc. (1)

99.2	Joint Press Release dated October 29, 2012 of Riverbed Technology, Inc. of OPNET Technologies, Inc.

*	Schedules and certain exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. OPNET agrees to furnish supplementally a copy of such schedules or exhibits, or any section thereof, to the SEC upon request.
(1)	This exhibit relating to Item 2.02 shall be deemed to be furnished, and not filed.